SEC Mail Processing Section
FEB 28 2014
Washington, DC
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14049794

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 68205

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2013** (MM/DD/YY) AND ENDING **12/31/2013** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JB Drax Honore Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas - Suite 2706
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum (Area Code -- Telephone No.) **212.897.1694**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grossman, Chen & Diamond, LLC
(Name -- *if individual, state last, first, middle name*)

111 S. Pfingsten Road - Suite 114	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

4/15/14

OATH OR AFFIRMATION

I, **Ralph Hallenborg**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **JB Drax Honore' Inc.**, as of **December 31**, 20 **13**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

Chief Operating Officer

Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2014

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Operations.
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JB DRAX HONORE INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2013

JB DRAX HONORE INC.
YEAR ENDED DECEMBER 31, 2013

CONTENTS

GCD Advisors
Your Financial Decisions Partner

Grossman, Cohen & Diamond, LLC
Certified Public Accountants
www.gcdadvisors.com
111 S. Pfingsten Road, Suite 114
Deerfield, IL 60015

Report of Independent Auditors

The Board of Directors and Stockholder of
JB Drax Honore Inc.

We have audited the accompanying statement of financial condition of JB Drax Honore Inc. (a Delaware corporation) as of December 31, 2013 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act, and the related notes to financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express and opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JB Drax Honore Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year ended 2013 in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information on in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information on in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements taken as a whole.

Grossman, Cohen & Diamond, LLC

February 20, 2014

JB Drax Honore Inc.
Statement of Financial Condition
December 31, 2013

Assets

Cash	$ 7,293,544
Receivables	
Commissions, net of $73,478 allowance for doubtful accounts	2,208,477
Clearing Brokers	349,393
Prepaid income taxes	386,235
Deferred tax asset	35,269
Fixed assets, net of $116,304 accumulated depreciation	420,126
Other asset	65,810
Total Assets	$ 10,758,854

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 2,403,643
Deferred tax liability	135,867
Due to affiliates	1,043,007
Total Liabilities	3,582,517
Stockholder's Equity	
Common stock ($.01 par value, 1000 shares authorized, 100 shares issued and outstanding)	1
Retained earnings	7,176,336
	7,176,337
	$ 10,758,854

The accompanying notes are an integral part of these financial statements.

JB Drax Honore Inc.
Statement of Income
Year Ended December 31, 2013

Revenues	
Commissions	$ 18,207,330
Interest	274
Total Revenues	18,207,604
Expenses	
Salaries and payroll taxes	8,659,212
Bad debt expense (recovery)	(64,023)
Occupancy	192,487
Insurance	43,212
Depreciation and amortization	94,163
Error account	59,138
Travel and entertainment	318,097
Professional fees	297,447
IT and other professional fees	384,559
Broker fees	534,923
Trading and compliance costs	88,717
Market data costs	470,357
Other	1,099,369
Total Expenses	12,177,658
Net income before income tax expense	6,029,946
Income tax expense	2,773,128
Net income	$ 3,256,818

The accompanying notes are an integral part of these financial statements.

JB Drax Honore Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2013

	Common Stock	Retained Earnings	Total
Balance, December 31, 2012	$ 1	$ 5,119,518	$ 5,119,519
Dividend		(1,200,000)	(1,200,000)
Net income	-	3,256,818	3,256,818
Balance, December 31, 2013	$ 1	$ 7,176,336	$ 7,176,337

The accompanying notes are an integral part of these financial statements.

JB Drax Honore Inc.
Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows From Operating Activities	
Net income	$ 3,256,818
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	94,163
Bad debt expense (recovery)	(64,023)
Deferred taxes	182,782
(Increase) decrease in:	
Receivables	(754,220)
Prepaid expenses	371,588
Increase in:	
Accounts payable and accrued expenses	1,751,575
Total adjustments	1,581,865
Net cash provided by operating activities	4,838,683
Cash flows from investing activities	
Purchase of fixed assets	(423,221)
Net cash used in investing activities	(423,221)
Cash flows from financing activities	
Dividend payment	(1,200,000)
Increase in net due to affiliates	150,715
Net cash used in financing activities	(1,049,285)
Net increase in cash	3,366,177
Cash, beginning of year	3,746,636
Cash, end of year	7,112,813
Less decrease in restricted cash	180,731
Cash, end of year - unrestricted	$ 7,293,544
Supplemental disclosure of cash flow information	
Cash paid during the year for	
Income taxes	$ 2,424,800

The accompanying notes are an integral part of these financial statements.

JB Drax Honore, Inc.
Notes to Financial Statements
Year Ended December 31, 2013

Note 1 –Organization and Ownership

J.B. Drax Honore Inc. (the "Company") is a wholly owned subsidiary of JB Honore S.A.R.L. (the "Parent") of Luxembourg.

The Company is a member of the National Futures Association and is registered with the Commodity Futures Trading Commission as an Introducing Broker. The Company is registered with the Securities and Exchange Commission as a broker dealer and became a member of the Financial Industry Regulatory Authority. The principal operations of the Company are located in New York City. The Company's principal business is to provide execution services to U.S. customers in various U.S. and foreign financial commodities and equities.

Note 2–Summary of Significant Accounting Policies

a. **Revenue Recognition**
Commission revenues are recorded on a trade date basis.

b. **Management Estimates**
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management's estimates and assumptions include, but are not limited to, the collectability of accounts receivable. Management's estimates and assumptions are derived from and are continually evaluated based upon available information, judgment and experience.

c. **Income Taxes**
Income taxes are provided under the provisions of GAAP. Deferred tax liabilities are recognized for temporary differences between the financial reporting and tax bases of the company's assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse.

d. **Long-Lived Assets**
Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the assets' carrying amount over the fair value of the asset. Fair value is determined based on market quotes, if available, or is based on valuation techniques.

e. **Property and Equipment**
Property and equipment are recorded at cost and depreciated over their estimated useful lives, using straight-line and accelerated methods as indicated in the following tabulation.

	Years
Office equipment	5-7
Leasehold improvements	7

Repairs and maintenance charges that do not increase the useful lives of the assets are charged to operations as incurred.

f. **Receivables**
Receivables are stated at their estimated realizable value.

Note 2 – Summary of Significant Accounting Policies (continued)

g. **Allowance for doubtful accounts**
The allowance for doubtful accounts is an amount that management believes will be adequate to absorb possible losses on existing accounts receivable that may become uncollectible based on evaluations of the collectability of accounts receivable and prior credit loss experience. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the existing accounts receivable and related allowance may change in the near term.

Note 3 – Regulatory Requirements

As a member of the Financial Industry Regulatory Authority and the National Futures Association, the Company is subject to the capital requirements under the SEC and CFTC rules, respectively. As a practical matter, the more stringent of these rules requires the Company to maintain net capital, as defined, to be at least the greater of $45,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2013 the Company's net capital was $5,099,999 which exceeded the minimum net capital requirement of $169,529.

Note 4 – Foreign Currency

The Company's functional and reporting currency is the U. S. Dollar.

Note 5 – Property and Equipment

At December 31, 2013 property and equipment consists of:

Furniture, fixtures, and equipment	$307,222
Leasehold improvements	229,208
	536,430
Accumulated depreciation	(116,304)
Net property and equipment	$420,126

Depreciation expense for the year ended December 31, 2013 amounted to $94,163.

Note 6 – Commitments

On May 17, 2013 the Company entered into an operating lease for office space that expires on September 30, 2020. The Company has provided a $102,309 letter of credit as security deposit for its office lease.

Future minimum annual lease payments (exclusive of other charges as defined in the lease) are as follows:

Year Ended	Amount
2014	$204,618
2015	204,618
2016	204,618
2017	204,618
2018	219,888
Thereafter	293,184
TOTAL	**$1,331,544**

Note 6 – Commitments (continued)

Rent expense for the year ended December 31, 2013 amounted to $192,487.

Note 7 – Concentration of Customer and Credit Risk

The Company maintains its cash balances in one finacial institution. At times during the year, the Company maintained balances that exceeded the federally insured limit of $250,000. The Company believes that there is no significant risk with respect to these deposits.

The Company introduces its customer transactions to both related and unrelated execution entities. Pursuant to the terms of the various agreements between the Company and another executing broker, they have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and applies to all trades executed by the Company's customers, the Company believes there is no maximum amount assignable to this right. At December 31, 2013, the Company did not record liabilities with regard to the right. The Company has the ability to pursue collection from, or performance of, the counterparty. Additionally, in the normal course of business, the Company enters into contacts that contain a variety of representations and warranties and which provide general indemnifications.

The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Note 8 – Income Taxes

The Company files federal and certain combined state and local income tax returns on a current basis without consolidation. Deferred taxes related to the effects of differences in valuing receivables and calculating depreciation on fixed assets.

The components of net tax expense reflected in the statement of earnings are set forth below:

Current Taxes	
U.S. Federal	$1,620,872
State and local	969,474
Total current tax expense	$2,590,346
Deferred Taxes	
U.S. Federal	$141,063
State and local	41,719
Total deferred benefit	182,782
Net Tax Expense to continuing operations	$2,773,128

The tax effects of temporary differences that give rise to deferred tax assets and liabilities consist of the following:

Deferred tax asset	
Allowance for doubtful accounts	$35,269
Deferred tax liability	
Depreciation	(135,867)
Net deferred tax liability	($100,598)

As of December 31, 2013 there was no valuation allowance. In addition, there was no change in the allowance from December 31, 2012.

Note 8 – Income Taxes (continued)

The Company remains subject to U.S. Federal, state and local income tax audits for all periods subsequent to 2009.

The Company has adopted FASB ASC 740-10-25, *Accounting for Uncertainty in Income Taxes.* The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by the taxing authority. At December 31, 2013 management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Note 9 – Related party transactions

The company is provided trading, management and accounting services by other members of the group. For the year ended December 31, 2013 the company was charged $673,188 for these services.

As of December 31, 2013, net amounts due to affiliates amounted to $1,043,007. It is the Company's intent to repay all intercompany balances each year.

As of December 31, 2013, $92,595 included in commissions receivable was due from the affiliate.
During 2013, the Company executed trades with an affiliated company under common control. During 2013, the Company generated $122,180 in revenue from trades executed with the affiliate.

As of December 31, 2013, $73,478 included in allowance for doubtful accounts was due from the affiliate, at which time the entity was no longer an affiliate of the Company.

Note 10 – Recent regulatory requirements

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

Note 11 – Subsequent events

The Company has evaluated events and transactions that may have occurred since December 31, 2013 through the date the financial statements were available for issuance and has determined there were no subsequent events during this period which impacted the financial statements.

JB Drax Honore Inc.
Computation of Net Capital
December 31, 2013

Schedule I

Computation of Net Capital Pursuant to SEC Rule 15c3-1

Net capital		$ 7,176,337
Other allowable credits		
Discretionary bonuses		1,039,579
Total Capital		8,215,916
Deductions and/or charges		
Nonallowable assets		
Fixed assets	420,126	
Receivables	2,208,477	
Prepaid and other expenses	452,045	
Tax overpayment	-	
Deferred tax asset	35,269	
Total deductions		(3,115,917)
Net Capital		5,099,999
Minimum capital requirement (the greater of $45,000 or 6-2/3% of aggregate indebtedness)		169,529
Excess net capital		$ 4,930,470
Aggregate Indebtedness		$ 2,542,938
Ratio of aggregate indebtedness to net capital		0.50 to 1

Computation of Net Capital Pursuant to CFTC Rule 1.17

Net capital	$ 5,099,999
Minimum net capital requirement of 6-2/3% of aggregate indebtedness of $2,542,938 or $45,000 whichever is greater, under Regulation 1.17 of the Commodity Futures Trading Commission	169,529
Excess Net Capital	$ 4,930,470

The Company is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

Reconciliation between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II filing:

Net capital, as reported in the Company's unaudited Part II FOCUS Report	$ 5,235,866
Audit adjustments	
Deferred income taxes	(182,782)
Income taxes	
Other	
Net Capital, as adjusted	$ 5,053,084

Schedule II

JB Drax Honore, Inc.

Computation for determination of reserve requirements and
Information relating to posession or control requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i).

The Company is subject to the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2013.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

To the shareholder JB Drax Honore Inc.

In planning and performing our audit of the financial statements of JB Drax Honore Inc. (the "Company") as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry the accounts of its customers, we did not renew the practices and procedures followed by the Company in any of the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17.
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations there under, and the segregation of funds based on such computations.
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16 (continued)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of the members of the Company's management, the SEC, the Financial Industry Regulatory Authority, Inc., the CFTC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grossman, Cohen & Diamond, LLC

February 20, 2014